

03016239

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

First Horizon Asset Securities Inc.
(Exact Name of Registrant as Specified in Charter)

0001081915
(CIK Number)

Current Report on Form 8-K dated as of February 25, 2003
(Electronic Report, Schedule of Registration Statement of
Which the Documents Are a Part)

333-73524
333-100660
(Commission File Number)

N/A
(Name of Person Filing the Document, if Other than the Registrant)

Item 7.   Financial Statements and Exhibits.

      (c)   Exhibits

               Exhibit No.   Description

                  99.1   Computational Materials provided by Bear, Stearns & Co. Inc.

<u>Signature</u>

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee.

FIRST HORIZON ASSET SECURITIES INC.

February 25, 2003   By: /s/ Wade Walker
                                                Wade Walker
                                                Senior Vice President -Asset Securitization

EXHIBIT 99.1

Computational Materials provided by
Bear, Stearns & Co. Inc.

[begins on next page]

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current)
and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis,
which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the
value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

FH0302-BURKE

FH0302-BURKE Class A1 (Y1)   **<P>**

Orig Bal 119,137,118 Fac 1.00000 Coup 4.250 Mat // Wac- 0.000(0.000) WAM- / (-22838)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View   Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 28-Feb-2003   **Curve Type:**

Treas Act   Curve Date: 21-Feb-2003   **Tranche:**   A1 (Y1   )

Price	100% PSA	300% PSA	400% PSA	prepay losses
	1.3600%	1.3600%	1.3600%	1M_LIB
	4.62	4.04	4.04	Avg. Life
	03/03	03/03	03/03	1st Prin
	06/12	11/11	11/11	Last Prin
100: 5	4.18	4.17	4.17	Yield
	4.02	3.57	3.57	Duration
100: 9	4.15	4.14	4.14	Yield
	4.02	3.57	3.57	Duration
100:13	4.12	4.10	4.10	Yield
	4.03	3.57	3.57	Duration
100:17	4.09	4.07	4.07	Yield
	4.03	3.57	3.57	Duration
100:21	4.06	4.03	4.03	Yield
	4.03	3.57	3.57	Duration
100:25	4.03	4.00	4.00	Yield
	4.03	3.58	3.58	Duration
100:29	4.00	3.96	3.96	Yield
	4.04	3.58	3.58	Duration

FH0302-BURKE

FH0302-BURKE Class A2 (F)   **<P>**

Orig Bal 64,983,882 Fac 1.00000 Coup 1.760 Mat // Wac- 0.000(0.000) WAM- / (-22838)/ 0
1.0000 x 1-mo LIBOR + 0.4000   Cap 8.5000 @ 8.1000 Floor 0.4000 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View   Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 28-Feb-2003   **Curve Type:**   Treas Act   **Curve Date:**   21-Feb-2003   **Tranche:**   A2 (F   )

Price	100% PSA	300% PSA	400% PSA	prepay losses
	1.3600%	1.3600%	1.3600%	1M_LIB
	4.62	4.04	4.04	Avg. Life
	03/03	03/03	03/03	1st Prin
	06/12	11/11	11/11	Last Prin
99:20	1.86	1.87	1.87	Yield
	4.35	3.82	3.82	Duration
99:24	1.83	1.83	1.83	Yield
	4.35	3.82	3.82	Duration
99:28	1.80	1.80	1.80	Yield
	4.35	3.83	3.83	Duration
100: 0	1.77	1.77	1.77	Yield
	4.36	3.83	3.83	Duration
100: 4	1.74	1.74	1.74	Yield
	4.36	3.83	3.83	Duration
100: 8	1.71	1.70	1.70	Yield
	4.36	3.83	3.83	Duration
100:12	1.68	1.67	1.67	Yield
	4.36	3.83	3.83	Duration

Bear, Stearns & Co. Inc.
dburke

FH0302-BURKE

FH0302-BURKE Class A3 (S)   <P>

Orig Bal 64,983,882 Fac 1.00000 Coup 6.740 Mat / / Wac- 0.000(0.000) WAM- / (-22838)/ 0
-1.0000 x 1-mo LIBOR + 8.1000 Cap 8.1000 @ 0.0000 Floor 0.0000 @ 8.1000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Cletn Rt 0%

Settle Date: 28-Feb-2003 **Curve Type:** Treas Act **Curve Date:** 21-Feb-2003 **Tranche:** A3 (S)

Price	100% PSA	300% PSA	400% PSA	prepay losses
	1.3600%	1.3600%	1.3600%	1M_LIB
	4.62	4.04	4.04	Avg. Life
	03/03	03/03	03/03	1st Prin
	06/12	11/11	11/11	Last Prin
12: 2	47.74	44.46	44.46	Yield
	1.31	1.28	1.28	Duration
12: 6	46.96	43.66	43.66	Yield
	1.33	1.30	1.30	Duration
12:10	46.19	42.88	42.88	Yield
	1.34	1.31	1.31	Duration
12:14	45.45	42.11	42.11	Yield
	1.35	1.32	1.32	Duration
12:18	44.72	41.37	41.37	Yield
	1.37	1.34	1.34	Duration
12:22	44.00	40.63	40.63	Yield
	1.38	1.35	1.35	Duration
12:26	43.30	39.91	39.91	Yield
	1.40	1.36	1.36	Duration

FH0302-BURKE

FH0302-BURKE Class A4 (Y2)   <P>

Orig Bal 15,609,000 Fac 1.00000 Coup 5.625 Mat // Wac- 0.000(0.000) WAM- / (-22838)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Cletn Rt 0%

Settle Date: 28-Feb-2003 **Curve Type:** Treas Act **Curve Date:** 21-Feb-2003 **Tranche:** A4 (Y2)

Price	100% PSA	300% PSA	400% PSA	prepay losses
	1.3600%	1.3600%	1.3600%	1M_LIB
	11.71	11.61	11.61	Avg. Life
	06/12	11/11	11/11	1st Prin
	06/23	06/23	06/23	Last Prin
99:10	5.73	5.73	5.73	Yield
	8.26	8.21	8.21	Duration
99:14	5.72	5.72	5.72	Yield
	8.27	8.21	8.21	Duration
99:18	5.70	5.70	5.70	Yield
	8.27	8.22	8.22	Duration
99:22	5.69	5.69	5.69	Yield
	8.27	8.22	8.22	Duration
99:26	5.67	5.67	5.67	Yield
	8.28	8.22	8.22	Duration
99:30	5.66	5.66	5.66	Yield
	8.28	8.23	8.23	Duration
100:2	5.64	5.64	5.64	Yield
	8.28	8.23	8.23	Duration

Bear, Stearns & Co. Inc.

dburke

FH0302-BURKE

FH0302-BURKE Class A7 (TT)   <P>

Orig Bal 99,500,000 Fac 1.00000 Coup 5.750 Mat / / Wac- 0.000(0.000) WAM- /   (-22838)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View   Fact Thru 09/9999; Hist Coupons; Cletn Rt 0%

Settle Date: 28-Feb-2003   **Curve Type:**   **Treas Act**   **Curve Date:**   21-Feb-2003   Tranche: A7 (TT   )

	100% PSA	300% PSA	400% PSA	
Price	1.3600%	1.3600%	1.3600%	prepay losses
				1M_LIB
	14.65	2.53	2.53	Avg. Life
	10/12	03/03	03/03	1st Prin
	07/23	12/07	12/07	Last Prin
98:22	5.92	6.25	6.25	Yield
	9.50	2.25	2.25	Duration
98:26	5.91	6.19	6.19	Yield
	9.50	2.25	2.25	Duration
98:30	5.89	6.14	6.14	Yield
	9.51	2.25	2.25	Duration
99: 2	5.88	6.08	6.08	Yield
	9.51	2.25	2.25	Duration
99: 6	5.87	6.02	6.02	Yield
	9.52	2.26	2.26	Duration
99:10	5.85	5.97	5.97	Yield
	9.52	2.26	2.26	Duration
99:14	5.84	5.91	5.91	Yield
	9.52	2.26	2.26	Duration

Bear, Stearns & Co. Inc.
dburke

FH0302-BURKE

FH0302-BURKE Class A7 (TT)   <P>

Orig Bal 99,500,000 Fac 1.00000 Coup 5.750 Mat / / Wac- 0.000(0.000) WAM- /   (-22838)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn R1 0%

Settle Date: 28-Feb-2003 **Curve Type:**   Treas Act **Curve Date:**   21-Feb-2003 Tranche: A7 (TT   ).

Price	100% PSA	300% PSA	400% PSA	
	1.3600%	1.3600%	1.3600%	prepay losses
				1M_LIB
	14.65	2.53	2.53	Avg. Life
	10/12	03/03	03/03	1st Prin
	07/23	12/07	12/07	Last Prin
99:17	5.83	5.87	5.87	Yield
	9.53	2.26	2.26	Duration
99:21	5.82	5.82	5.82	Yield
	9.53	2.26	2.26	Duration
99:25	5.81	5.76	5.76	Yield
	9.54	2.26	2.26	Duration
99:29	5.79	5.71	5.71	Yield
	9.54	2.26	2.26	Duration
100: 1	5.78	5.65	5.65	Yield
	9.54	2.26	2.26	Duration
100: 5	5.77	5.60	5.60	Yield
	9.55	2.27	2.27	Duration
100: 9	5.75	5.54	5.54	Yield
	9.55	2.27	2.27	Duration

Bear, Stearns & Co. Inc.
dburke

FH0302-BURKE

FH0302-BURKE Class A7 (TT)   <P>

Orig Bal 99,500,000 Fac 1.00000 Coup 5.750 Mat / / Wac- 0.000(0.000) WAM- / (-22838)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 28-Feb-2003 Curve Type: Treas Act Curve Date: 21-Feb-2003 Tranche: A7 (TT)

Price	100% PSA	300% PSA	400% PSA	prepay losses
	1.3600%	1.3600%	1.3600%	1M_LIB
	14.65	2.53	2.53	Avg. Life
	10/12	03/03	03/03	1st Prin
	07/23	12/07	12/07	Last Prin
99:20	5.82	5.83	5.83	Yield
	9.53	2.26	2.26	Duration
99:24	5.81	5.77	5.77	Yield
	9.53	2.26	2.26	Duration
99:28	5.80	5.72	5.72	Yield
	9.54	2.26	2.26	Duration
100: 0	5.78	5.66	5.66	Yield
	9.54	2.26	2.26	Duration
100: 4	5.77	5.61	5.61	Yield
	9.55	2.27	2.27	Duration
100: 8	5.76	5.55	5.55	Yield
	9.55	2.27	2.27	Duration
100:12	5.74	5.50	5.50	Yield
	9.56	2.27	2.27	Duration

FH0302-BURKE

<P>

FH0302-BURKE Class A9 (A9)

Orig Bal 2,176,626 Fac 1.00000 Coup 11.000 Mat // Wac- 0.000(0.000) WAM- / (-22838)/ 0
-16.9231 x 1-mo LIBOR + 112.5385 Cap 11.0000 @ 6.0000 Floor 0.0000 @ 6.6500

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Cletn Rt 0%

Settle Date: 28-Feb-2003   **Curve Type:** Treas Act   **Curve Date:** 21-Feb-2003   **Tranche:** A9 (A9   )

Price	100% PSA	300% PSA	400% PSA	prepay losses
	1.3600%	1.3600%	1.3600%	1M_LIB
	24.70	10.55	2.68	Avg. Life
	07/23	12/07	03/03*	1st Prin
	12/32	12/32	12/32*	Last Prin
98:20	11.34	11.38	11.59	Yield
	8.02	5.60	2.11	Duration
98:24	11.33	11.36	11.53	Yield
	8.03	5.60	2.12	Duration
98:28	11.31	11.34	11.47	Yield
	8.04	5.61	2.12	Duration
99: 0	11.30	11.31	11.41	Yield
	8.05	5.61	2.12	Duration
99: 4	11.28	11.29	11.35	Yield
	8.05	5.61	2.12	Duration
99: 8	11.26	11.27	11.29	Yield
	8.06	5.62	2.12	Duration
99:12	11.25	11.25	11.23	Yield
	8.07	5.62	2.12	Duration

FH0302-BURKE

FH0302-BURKE Class AA (AA)   \<P\>

Orig Bal 6,118,578 Fac 1.00000 Coup 13.967 Mat / / Wac- 0.000(0.000) WAM- / (-22838)/ 0

-3.0101 x 1-mo LIBOR + 18.0607 Cap 18.0607 @ 0.0000 Floor 0.0000 @ 6.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View   Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 28-Feb-2003   **Curve Type:**   Treas Act   **Curve Date:**   21-Feb-2003   **Tranche:**   AA (AA   )

Price	100% PSA	300% PSA	400% PSA	prepay losses
	1.3600%	1.3600%	1.3600%	1M_LIB
	22.38	6.94	1.50	Avg. Life
	07/23	12/07	03/03	1st Prin
	08/27	08/12	07/05	Last Prin
94:20	15.11	15.51	18.12	Yield
	6.19	4.03	1.22	Duration
94:24	15.09	15.48	18.01	Yield
	6.19	4.03	1.22	Duration
94:28	15.07	15.45	17.91	Yield
	6.20	4.04	1.22	Duration
95: 0	15.05	15.42	17.80	Yield
	6.21	4.04	1.22	Duration
95: 4	15.03	15.38	17.69	Yield
	6.21	4.04	1.22	Duration
95: 8	15.01	15.35	17.59	Yield
	6.22	4.04	1.22	Duration
95:12	14.99	15.32	17.48	Yield
	6.23	4.05	1.22	Duration

FH0302-BURKE

FH0302-BURKE Class AA (AA)   <P>

Orig Bal 6,118,578 Fac 1.00000 Coup 13.967 Mat / / Wac- 0.000(0.000) WAM- / (-22838)/ 0

-3.0101 x 1-mo LIBOR + 18.0607 Cap 18.0607 @ 0.0000 Floor 0.0000 @ 6.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Cletn Rt 0%

Settle Date: 28-Feb-2003 **Curve Type:** Treas Act **Curve Date:** 21-Feb-2003 **Tranche:** AA (AA)

Price		100% PSA	300% PSA	400% PSA	prepay losses
		1.3600%	1.3600%	1.3600%	1M_LIB
		22.38	6.94	1.50	Avg. Life
		07/23	12/07	03/03	1st Prin
		08/27	08/12	07/05	Last Prin
95:12		14.99	15.32	17.48	Yield
		6.23	4.05	1.22	Duration
95:16		14.96	15.29	17.37	Yield
		6.24	4.05	1.22	Duration
95:20		14.94	15.26	17.27	Yield
		6.24	4.05	1.22	Duration
95:24		14.92	15.22	17.16	Yield
		6.25	4.05	1.23	Duration
95:28		14.90	15.19	17.06	Yield
		6.26	4.06	1.23	Duration
96: 0		14.88	15.16	16.95	Yield
		6.26	4.06	1.23	Duration
96: 4		14.86	15.13	16.85	Yield
		6.27	4.06	1.23	Duration

FH0302-BURKE

FH0302-BURKE Class AB (AB)   <P>

Orig Bal 6,118,577 Fac 1.00000 Coup 13.967 Mat // Wac- 0.000(0.000) WAM- / (-22838)/ 0
-3.0101 x 1-mo LIBOR + 18.0607 Cap 18.0607 @ 0.0000 Floor 0.0000 @ 6.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 28-Feb-2003 **Curve Type:** Treas Act **Curve Date:** 21-Feb-2003 **Tranche:** AB (AB)

Price	100% PSA	300% PSA	400% PSA	prepay losses
	1.3600%	1.3600%	1.3600%	1M_LIB
	27.03	14.16	3.85	Avg. Life
	08/27	08/12	07/05*	1st Prin
	12/32	12/32	12/32*	Last Prin
83:25	17.12	17.49	20.65	Yield
	5.61	5.04	2.56	Duration
83:29	17.09	17.46	20.59	Yield
	5.62	5.05	2.56	Duration
84: 1	17.07	17.43	20.54	Yield
	5.62	5.05	2.56	Duration
84: 5	17.04	17.40	20.48	Yield
	5.63	5.06	2.57	Duration
84: 9	17.02	17.37	20.42	Yield
	5.64	5.07	2.57	Duration
84:13	16.99	17.35	20.37	Yield
	5.65	5.07	2.57	Duration
84:17	16.96	17.32	20.31	Yield
	5.66	5.08	2.57	Duration

Bear, Stearns & Co. Inc.

dburke

FH0302-BURKE

FH0302-BURKE Class A2 (F)   <P>

Orig Bal 64,983,882 Fac 1.00000 Coup 1.760 Mat / / Wac- 0.000(0.000) WAM- / (-22838)/ 0

1.0000 x 1-mo LIBOR + 0.4000 Cap 8.5000 @ 8.1000 Floor 0.4000 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Cletn Rt 0%

Settle Date: 28-Feb-2003   **Curve Type:**   **Treas Act Curve Date:**   21-Feb-2003   **Tranche:**   A2 (F   )

Price	100% PSA	300% PSA	400% PSA	prepay losses
	1.3600%	1.3600%	1.3600%	1M_LIB
	4.62	4.04	4.04	Avg. Life
	03/03	03/03	03/03	1st Prin
	06/12	11/11	11/11	Last Prin
99:16+	1.88	1.90	1.90	Yield
	4.35	3.82	3.82	Duration
99:20+	1.85	1.86	1.86	Yield
	4.35	3.82	3.82	Duration
99:24+	1.82	1.83	1.83	Yield
	4.35	3.82	3.82	Duration
99:28+	1.79	1.80	1.80	Yield
	4.35	3.83	3.83	Duration
100: 0+	1.77	1.76	1.76	Yield
	4.36	3.83	3.83	Duration
100: 4+	1.74	1.73	1.73	Yield
	4.36	3.83	3.83	Duration
100: 8+	1.71	1.70	1.70	Yield
	4.36	3.83	3.83	Duration

Bear, Stearns & Co. Inc.

dburke

FH0302-BURKE

<P>

FH0302-BURKE Class AB (AB)

Orig Bal 6,118,577 Fac 1.00000 Coup 13.9600 Mat / / Wac- 0.000(0.000) WAM- / (-22838)/ 0
-3.0101 x 1-mo LIBOR + 18.0607 Cap 18.0607 @ 0.0000 Floor 0.0000 @ 6.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Cletn Rt 0%

Settle Date: 28-Feb-2003   **Curve Type:**   **Treas Act**   **Curve Date:**   21-Feb-2003   **Tranche:**   AB (AB   )

Price	100% PSA	300% PSA	400% PSA	prepay losses
	1.3600%	1.3600%	1.3600%	1M_LIB
	27.03	14.16	3.85	Avg. Life
	08/27	08/12	07/05*	1st Prin
	12/32	12/32	12/32*	Last Prin
84:25+	16.91	17.26	20.19	Yield
	5.67	5.09	2.57	Duration
84:29+	16.88	17.23	20.13	Yield
	5.68	5.09	2.58	Duration
85: 1+	16.86	17.20	20.07	Yield
	5.69	5.10	2.58	Duration
85: 5+	16.83	17.17	20.02	Yield
	5.70	5.10	2.58	Duration
85: 9+	16.81	17.14	19.96	Yield
	5.71	5.11	2.58	Duration
85:13+	16.78	17.11	19.91	Yield
	5.72	5.12	2.58	Duration
85:17+	16.76	17.09	19.85	Yield
	5.72	5.12	2.58	Duration

FH0302-BURKE

<P>

FH0302-BURKE Class 2A (FB)

Orig Bal 51,712,941 Fac 1.00000 Coup 1.852 Mat / / Wac- 0.000(0.000) WAM- / (-22838)/ 0
1.0000 x 1-mo LIBOR + 0.5000 Cap 8.5000 @ 8.0000 Floor 0.5000 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons; Cletn Rt 0%

Settle Date: 28-Feb-2003 **Curve Type:** Treas Act Curve Date: 21-Feb-2003 Tranche: 2A (FB   )

Price	100% PSA	300% PSA	400% PSA	prepay losses
	1.3600%	1.3600%	1.3600%	1M_LIB
	6.64	4.43	3.76	Avg. Life
	03/03	03/03	03/03	1st Prin
	12/17	12/17	12/17	Last Prin
99:16	1.95	1.99	2.01	Yield
	6.04	4.12	3.53	Duration
99:20	1.93	1.96	1.98	Yield
	6.05	4.13	3.54	Duration
99:24	1.91	1.93	1.94	Yield
	6.05	4.13	3.54	Duration
99:28	1.89	1.90	1.91	Yield
	6.05	4.13	3.54	Duration
100: 0	1.87	1.87	1.87	Yield
	6.06	4.14	3.54	Duration
100: 4	1.85	1.84	1.83	Yield
	6.06	4.14	3.55	Duration
100: 8	1.83	1.81	1.80	Yield
	6.07	4.14	3.55	Duration

FH0302-BURKE

<P>

FH0302-BURKE Class 2B (SB)

Orig Bal 36,199,059 Fac 1.00000 Coup 9.496 Mat / / Wac- 0.000(0.000) WAM- / (-22838)/ 0

-1.4286 x 1-mo LIBOR + 11.4286 Cap 11.4286 @ 0.0000 Floor 0.0000 @ 8.0000

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 28-Feb-2003 **Curve Type:**   Treas Act   **Curve Date:**   21-Feb-2003 Tranche: 2B (SB   )

Price	100% PSA	300% PSA	400% PSA	prepay losses
1.3600%	1.3600%	1.3600%	1.3600%	1M_LIB
6.64	4.43	3.76		Avg. Life
03/03	03/03	03/03		1st Prin
12/17	12/17	12/17		Last Prin
102:16	9.12	8.93	8.83	Yield
	4.40	3.26	2.88	Duration
102:20	9.09	8.89	8.79	Yield
	4.40	3.26	2.88	Duration
102:24	9.07	8.85	8.74	Yield
	4.41	3.26	2.88	Duration
102:28	9.04	8.82	8.70	Yield
	4.41	3.27	2.89	Duration
103: 0	9.01	8.78	8.66	Yield
	4.42	3.27	2.89	Duration
103: 4	8.98	8.74	8.62	Yield
	4.42	3.27	2.89	Duration
103: 8	8.96	8.70	8.58	Yield
	4.42	3.28	2.89	Duration

FH0302-BURKE

FH0302-BURKE Class A8 (FA)   <P>

Orig Bal 36,835,219 Fac 1.00000 Coup 2.710 Mat / / Wac- 0.000(0.000) WAM- / (-22838)/ 0
1.0000 x 1-mo LIBOR + 1.3500   Cap 8.0000 @ 6.6500 Floor 1.3500 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View   Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 28-Feb-2003   **Curve Type:**   **Treas Act   Curve Date:**   21-Feb-2003   **Tranche:**   A8 (FA   )

Price	100% PSA	300% PSA	400% PSA	
	1.3600%	1.3600%	1.3600%	prepay losses
				1M_LIB
	24.70	10.55	2.68	Avg. Life
	07/23	12/07	03/03*	1st Prin
	12/32	12/32	12/32*	Last Prin
99:20	2.74	2.75	2.81	Yield
	17.73	8.84	2.52	Duration
99:24	2.73	2.73	2.76	Yield
	17.73	8.84	2.52	Duration
99:28	2.72	2.72	2.71	Yield
	17.74	8.85	2.52	Duration
100: 0	2.72	2.71	2.66	Yield
	17.74	8.85	2.53	Duration
100: 4	2.71	2.69	2.61	Yield
	17.75	8.86	2.53	Duration
100: 8	2.70	2.68	2.56	Yield
	17.76	8.86	2.53	Duration
100:12	2.69	2.66	2.51	Yield
	17.76	8.86	2.53	Duration

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